GILGAL GENERAL, INC.

Building the next great American electronic trading exchange marketplace-NASDAQ

PITCH VIDEO   INVESTOR PANEL


GILGAL
is building
the world's first
electronic trading annuities exchange
like NASDAQ
GILGAL GENERAL

gilgalgeneral.com   New York NY   Technology   Software   Marketplace   Fin Tech   Insurance

gilgalgeneral.com   New York NY   Technology   Software   Marketplace   Fin Tech   Insurance

Highlights

1. The world's first global annuity contracts electronic trading exchange: the NASDAQ for annuities.
2. Founder has 20+ years of Wall Street trading experience at Deutsche Bank, Bank of America, UBS, RBC.
3. $225B annuity sales market ripe for technological innovation & disruption.
4. $2.13T US annuity contracts outstanding + $20B in annual US pension annuity sales.

4. $2.13T US annuity contracts outstanding + $20B in annual US pension annuity sales.

5. US insurance companies eager to be part of the electronic trading exchange platform.
6. 4 year contract agreement/partnership with ICE - InterContinental Exchange for market data share.
7. The first buy & sell exchange-traded annuity contracts boasts NO commissions, NO surrender charges.
8. Tight-knit founding team worked together in bond trading at RBC Capital Markets for almost 5 years.

Our Team



Alexander Ampontuah Founder/CEO

22 years of Wall Street bond trading and risk management experience at Bank of America, UBS, Deutsche Bank, RBC. Former founder of Gilgal Global Capital Advisers, LP.

10k people retire each day. They have their retirement assets in market-exposed 401k plans. They need a vehicle to convert portions of their retirement savings to guaranteed retirement income. Annuities can solve this. But annuities cost anywhere between 5-10% in commissions/principal. We are creating an exchange traded annuities. Commission-free.



Bo Qian Software Engineer

18 years of capital markets technology experience trading, market risk, and credit risk technology. System design and software development solutions for enterprises. Previously at RBC, Deutsche Bank, and Amherst.



Cenray Gangadharan Software Engineer

16 years of capital markets technology experience in trading, market and credit risk technology. Distribution, desktop and web applications for enterprises. Previously at RBC, Citigroup, and Nomura.



Grant Eldred Adviser

A global Human Resources leader who creates the conditions for leaders and organizations to maximize their performance. A 15 year veteran at Goldman Sachs and now a Chief People Officer in Professional Services.



Leon H. Tatevossian Adviser

30 year Wall Street veteran (RBC Capital Markets, Banc of America Securities, Goldman Sachs) with fixed-income trading, risk modeling, and strategy. Columbia U.-School of Engineering. PhD (ABD) in mathematics (Brown U.). SB in mathematics (MIT).



Stan Lewis Adviser

12 year veteran at Goldman Sachs. COO & CFO of Goldman's Global Real Estate Investment Banking business unit. Previous CFO of Goldman Sach's Latin America ('12-'14). Previous CFO of Goldman Sachs Asia ex. Japan Investment Banking (Hong Kong '14-'17).

Why Gilgal General?

First-to-Market, This is the NASDAQ of Annuity Contracts

GILGAL GENERAL

The world's first trading exchange platform unites retirees and insurance companies in one central, electronic trading marketplace for annuity contracts—eliminating commission fees, making contracts market-traded, and providing retirees with a guaranteed income and *peace of mind*.



Gilgal Exchange   GILGAL GENERAL

We Are ...building a leading global operator of insurer annuities + a leading provider of data services for global annuity markets

We Operate ...a regulated exchange trading marketplace for the world's most diverse range of insurer annuity contracts + the investment advisory and data to support them

We Offer ...a cutting-edge platform and end-to-end market data services to support trading, investment, risk management, and connectivity across all annuity asset classes

The Guaranteed Retirement Once Promised by Pensions? Gone.

GILGAL GENERAL

Retirement used to be simple and predictable, but the math has changed... and planning for retirement is now a gamble many retirees simply can't afford



Retirement math used to be simple:
Expected Retirement Income
=
Social Security Benefit
+
Pension Benefit
But today, the math isn't so straightforward:
Expected Retirement Income
=
Social Security Benefit
+
Retirement Savings
GILGAL GENERAL

Annuities: a Fortune on the Headline, Before the Fine Print Takes it All Back...

GILGAL GENERAL

Many big promises offered by annuities evaporate once rates are adjusted and fees kick in—fees buried deep in the contract or not shown at all. These include but are not limited to: commission, underwriting, fund management, penalties, tax opportunity cost, and tax to beneficiaries...



GILGAL GENERAL
Once the ideal retirement vehicle, annuities have lost their luster:
Market performance
Fine print on returns
Hidden fees

The Solution: An Electronic Exchange Clearinghouse for Annuity Contracts

GILGAL GENERAL

Gilgal General is building the world's first electronic marketplace for annuity contracts, giving retirees and investors the ability to transfer retirement savings (401Ks, IRAs) to insurance companies, and purchase contracts directly from a trading exchange without paying commission fees to brokers and investment advisers



Finally—a Member-Owned
Market Exchange
10
9
1
8
2
INSURER
7
3
6
4
5
for Annuity Contracts
GILGAL
GENERAL

Finally—Cutting-Edge Tech Makes Annuities as Easy as E-T-F

GILGAL GENERAL

Exchange-traded annuity contracts will trade in the same way as current exchange-traded funds (ETFs) on the stock exchange, such as BlackRock iShares ETFs or State Street Spiders. This enables retirees and investors to purchase annuity contracts from an electronic trading exchange—commission-free.



Benefits of exchange-traded annuities:
trading flexibility, portfolio diversification
and risk management, lower costs, and tax benefits
GILGAL
GENERAL
Retirement Savings - 401K, IRAs
$1M
$700K
$600K
$500K
$400K
$300K
$200K
$100K
$50,000
Investor seeks
growth market
risk exposure
Investor seeks
income assurance
and de-risk
market exposure
BlackRock
iShares
Accumulation Phase
Gilgal General
Breads
De-Accumulation Phase
Retirement
AGE
25
30
35
45
55
65
70
75
85
95
100
Forward-looking projections cannot be guaranteed

Our Platform is at the Center of the Retirement Ecosystem

GILGAL GENERAL

Created in collaboration with insurer partners, our exchange trading platform

brings annuities directly to a market trading exchange, bypassing the middlemen—brokers and investment advisers—keeping more money in the pockets of our retirees.

























GILGAL TRADING PLATFORM
GILGAL GENERAL
Retirement Platforms
Insurance Companies
Trading Platform
Employees & Retirees Trading Applications

All the Big Insurer Partners are Onboard with Us...
GILGAL GENERAL

INSURER PARTNERS
GILGAL GENERAL

Gilgal General Takes the Waiting and the Guessing out of Annuities
GILGAL GENERAL

Gilgal takes an incredibly complex solution and boils it down to a stunningly simple and efficient process for retirees : 1) select the annuity contract type straight from your brokerage account or workplace retirement platform, 2) analyze current market quotes, 3) submit order. The contract order is executed in seconds, not weeks like with current systems.

SOLUTION INFRASTRUCTURE
GILGAL GENERAL
Insurers
Trade & Market-Making Execution Platform For Insurers
Record Keepers, Brokerages, Banks, Retirement Plan Platforms
Clearing/Settlement
Insurers Originate Exchange-Traded Annuities Contracts In Gilgal General Standardized Format
Insurer BookViewer
Insurers Market-Making Applications
Risk Management
Insurers Submit Bids
Trade Settlement
Clearing House
Swift network
Trade Match Engine
Gilgal General Clearing
Contract Origination
BIC Address
Exchange
Workplace Employee Executes A Buy
Order Routed to Gilgal Exchange
Insurers Provide Bid & Post Margin.


Order in Gilgal General's Exchange Traded Annuity, Breads
(buy/sell)
E*TRADE
charles SCHWAB
EDGE
Trade Confirms Back To Employee Workplace Record Keeper, Brokerage
Swift network
Custody
Margin Calculation
Invest Margin in Triparty Repo

Tight-Knit Team Boasts 50+ Years Experience at BoA, Merrill Lynch, Citigroup

GILGAL GENERAL

Gilgal's founder and key software engineers have worked together for nearly 6 years, boasting previous experience with all the big names in capital markets. Strategic advisors include the VP and the Managing Director at Goldman Sachs.


Alexander A. Ampontuah
Founder & CEO
21 Years of Capital Markets Experience
RBC Capital Markets
UBS
Bank of America Merrill Lynch
Deutsche Bank
M. SAFRA & CO.
NOMURA
Bo Qian
Software Engineer
18 Years of Capital Markets Technology Experience
RBC Capital Markets
Deutsche Bank
Cenray Gangadharan
Software Engineer
16 Years of Capital Markets Technology Experience
RBC Capital Markets
NOMURA
citigroup
GILGAL GENERAL

The 2019 SECURE Act Makes This the Perfect Time for Gilgal

GILGAL GENERAL

The 2019 SECURE Act annuity provision lets employers carry annuities on workplace retirement plans without incurring fiduciary liability risk. Similar to how the 2006 Pension Protection Act (PPA) paved the way for auto-enrollment and auto-increase in workplace retirement plans, the 2019 SECURE Act will have a huge market adoption impact in the workplace retirement savings market.

PPA Impact on Workplace Retirement Savings Adoption

	2019	2006
401K Auto-Enrollments	61%	35%
QDIA - Target Date Funds	73%	32%
401K Auto-Increase	46%	26%
Roth IRA Contributions	61%	31%

GILGAL GENERAL

With nearly $2.13T in current outstanding annuity contracts and $225B in annual sales, now's the time for Gilgal. With the right technology execution and the right incentive mechanisms to insurer partners and retirement platform providers, Gilgal is uniquely positioned to capture this fast-growing market.

US ANNUITY MARKET SALES

GILGAL
GENERAL



Stable & Consistent Annuity Sales Over The Years – Despite The Lower For Longer Rates Environment

US Total Annuity Annual Sales ($ Billions)

Multiple additional moats of revenue, in combination with our incredible traction of member-insurer firms to launch our unique and disruptive exchange, enables us to project ARR (annual recurring revenue) of $79.5M by 2024-2025.

REVENUE MODEL

GILGAL
GENERAL

We Have A Take Rate Of 12-25% On All Transactions Economics From Insurers



$48.4 Billion → **1.37%** → **$79.5 Million**

Share of Market
Convert 20% of the target annual annuity sales market to the Electronic Exchange

Average Operating Margin On Fixed & Fixed Index Annuities

Revenue
Projected by FY2024-2025

Other Revenue Stream:
- Exchange - Insurers Membership Fees
- Clearing House - Clearing fees
- Custody Fees
- Fees Per Trade/Execution Fees
- Repository/Market Data Fees (API)
- Settlement fees
- Tri-party repo fees

Disclaimer: these projections cannot be guaranteed

By building multiple platforms and engines for retirees and insurers, Gilgal is bringing the previously offline, bespoke, and manual annuity contract into the future with ambitious goals and milestones.



Capture The Supply Side
Enroll The Demand Side
Remove Frictions & Constraints
Roll Out Trading Application
Build trading market applications for insurers
Introduce revenue share economics
Eliminate misaligned incentives:
1) No commission fees
2) No surrender charges
Mobile and web trading apps
Short-Term | 2022Q2
Middle-Term | 2024Q1
Long-Term | 2025Q3
• Introduce annuities to sponsors and insurers
• Validate plan-participants, cost, distribution, and conversion rates
• Broaden exchange liquidity
• Increase plan participants
• Enter adjacent markets and operate at national scale
• Optimize profits and operations

Together We Can Solve the Retirement Problem
GILGAL GENERAL

Gilgal General: a unique opportunity and a tireless commitment to solving a huge, fast-growing problem. 10,000 Americans retire every day. We've built cutting-edge technology that could truly make a difference for all of them. Join us in capitalizing on a huge market opportunity while giving retirees peace of mind



Invest in
GILGAL
GENERAL

Downloads

GILGAL GENERAL - Wefunder May2021.pdf